Exhibit 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)

		June 30,	December 31,	January 1,
	Note	2021	2020	2020
			Restated - note 2	Restated - note 2
ASSETS

Current assets
Cash and cash equivalents		$202,543	$174,753	$23,174
Receivables and other	3	9,369	12,883	17,431
Inventories	4	26,329	19,437	21,458
		238,241	207,073	62,063
Non-current assets
Mineral properties, plant and equipment	5	947,920	949,934	1,225,180
Restricted cash		56	55	54
Deferred income tax asset		16,564	19,505	48,840
Total assets		$1,202,781	$1,176,567	$1,336,137

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6	$75,172	$64,828	$62,688
Current portion of long-term debt	7	162,731	66,667	66,667
		237,903	131,495	129,355
Non-current liabilities
Other liabilities	6	6,001	4,954	8,932
Long-term debt	7	32,518	195,958	397,253
Decommissioning and restoration provision	8	22,507	25,956	21,239
Deferred income tax liability		76,313	51,713	-
		375,242	410,076	556,779

EQUITY

Share capital	12	1,178,217	1,172,545	1,152,567
Other reserves	12	(63,407)	(61,463)	(55,322)
Deficit		(287,271)	(344,591)	(317,887)
		827,539	766,491	779,358
Total liabilities and equity		$1,202,781	$1,176,567	$1,336,137
Contingencies	15
Subsequent events	7 (a)

On behalf of the Board of Directors:

“David S. Smith”	“Richard T. O’Brien”
David S. Smith (Chair of the Audit Committee)	Richard T. O’Brien (Chair of the Board)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	2

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
	Note	2021	2020	2021	2020
			Restated - note 2		Restated - note 2
Revenue	9	$152,308	$166,567	$294,736	$293,127

Cost of sales	10	97,844	99,895	191,640	184,036

Earnings from mine operations		54,464	66,672	103,096	109,091

Corporate administrative costs		4,182	4,822	8,627	10,398
Exploration and evaluation costs		617	1,299	888	2,393

Operating earnings		49,665	60,551	93,581	96,300

Interest and finance expense	11	(3,942)	(4,685)	(7,895)	(12,407)
Foreign exchange (loss) gain		(42)	(596)	256	502
Gain on financial instruments at fair value		1,139	-	1,139	-
Interest and finance income		426	269	771	359

Earnings before taxes		47,246	55,539	87,852	84,754

Current income tax expense		(1,547)	(1,592)	(2,991)	(2,919)
Deferred income tax expense		(14,974)	(17,840)	(27,541)	(36,958)

Net earnings and comprehensive earnings for the period		$30,725	$36,107	$57,320	$44,877

Earnings per common share
Basic		$0.16	$0.19	$0.31	$0.24
Diluted	12	$0.16	$0.19	$0.30	$0.24

Weighted average number of common shares outstanding
Basic		187,859,371	186,085,641	187,795,501	185,744,251
Diluted	12	188,026,238	186,637,092	187,983,022	186,414,313

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	3

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
	Note	2021	2020	2021	2020
			Restated - note 2		Restated - note 2
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period		$30,725	$36,107	$57,320	$44,877
Items not affecting cash:
Current income tax expense		1,547	1,592	2,991	2,919
Deferred income tax expense		14,974	17,840	27,541	36,958
Depreciation and depletion		23,126	26,182	46,972	45,595
Gain on financial instruments at fair value		(1,139)	-	(1,139)	-
Interest and finance expense, net		3,426	4,317	6,931	11,850
Share-based compensation expense		730	1,845	1,483	785
Unrealized foreign exchange (gain) loss		(131)	384	(1,139)	(381)
Changes in non-cash working capital items:					-
Receivables and other		2,305	(1,622)	4,503	3,869
Inventories		(2,457)	3,599	(5,338)	1,593
Accounts payable and accrued liabilities		1,268	2,653	(3,044)	(2,590)
Income taxes paid		(1,297)	(1,726)	(2,741)	(3,020)
Net cash generated by operating activities		73,077	91,171	134,340	142,455
CASH FLOWS USED IN FINANCING ACTIVITIES
Payment of lease obligations		(2,225)	(1,469)	(4,204)	(3,083)
Proceeds from borrowing on loan facility		-	16,000	-	16,000
Proceeds from exercise of share options		469	6,052	3,743	7,061
Repayment of loan facility	7	(54,666)	(16,666)	(71,333)	(33,333)
Interest paid		(1,073)	(3,244)	(3,341)	(8,913)
Net cash used in financing activities		(57,495)	673	(75,135)	(22,268)
CASH FLOWS USED IN INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment		(22,763)	(8,693)	(36,223)	(18,264)
Proceeds from government incentive programs		-	-	2,821	-
Interest received		426	269	771	359
Net cash used in investing activities		(22,337)	(8,424)	(32,631)	(17,905)
Increase in cash and cash equivalents for the period		(6,755)	83,420	26,574	102,282
Cash and cash equivalents, beginning of the period		208,934	40,566	174,753	23,174
Effect of foreign exchange rate changes on cash and cash equivalents		364	748	1,216	(722)
Cash and cash equivalents, end of the period		$202,543	$124,734	$202,543	$124,734

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	4

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Other reserves	Deficit	Total
Balance - January 1, 2020 Restated - note 2		185,372,800	$1,152,567	$(55,322)	$(317,887)	$779,358
Shares issued upon exercise of options	12	1,276,976	10,881	(3,561)	-	7,320
Value assigned to options vested	12	-	-	687	-	687
Shares issued upon settlement of restricted share units	12	21,444	176			176
Earnings for the period		-	-	-	44,877	44,877
Balance - June 30, 2020 Restated - note 2		186,671,220	$1,163,624	$(58,196)	$(273,010)	$832,418

Balance - December 31, 2020 Restated - note 2		187,432,572	$1,172,545	$(61,463)	$(344,591)	$766,491
Shares issued upon exercise of options	12	450,487	5,728	(1,986)	-	3,742
Value assigned to options vested	12	-	-	42	-	42
Withholding taxes related to settlement of restricted share units (“RSUs”)		-	(56)	-	-	(56)
Earnings for the period		-	-	-	57,320	57,320
Balance - June 30, 2021		187,883,059	$1,178,217	$(63,407)	$(287,271)	$827,539

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	5

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia (“BC”), Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas. The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern BC.

Management actively managed the effects of an outbreak of the novel coronavirus (“COVID-19”) at its Brucejack Mine during the first quarter 2021. The outbreak was declared over by BC Northern Health on March 21, 2021. Any future impacts of COVID-19 remain uncertain, and COVID-19 could have a significant impact on production and liquidity if the Company or its suppliers, contractors or customers are not able to maintain operations. As at June 30, 2021, the Company has available liquidity of $400,849 (2020 – $335,104) which includes cash and cash equivalents of $202,543 and the undrawn portion of the revolving facility of $198,306.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)     Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company’s significant accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in note 3 of the Company’s annual consolidated financial statements as at and for the years ended December 31, 2020 and 2019, except for the voluntary change in its accounting policy for exploration and evaluation (“E&E”) expenditures, effective January 1, 2021. Refer to note 2b for further details on the change in accounting policy. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.

These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency. All dollar amounts are expressed in thousands of USD, except for share data, unless otherwise noted as Canadian dollars (“CAD” or “C”).

These condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on August 12, 2021.

(b)    Change in accounting policy – E&E expenditures

The Company adopted a voluntary change in its accounting policy for E&E expenditures, effective January 1, 2021 applying the change fully retrospectively. As a result, balances of comparative periods have been restated. Under the new policy, the Company recognizes these expenditures as E&E costs in the statement of earnings in the period incurred until management concludes the technical feasibility and commercial viability of a mineral deposit has been established. Costs that represent the acquisition of rights to explore a mineral deposit continue to be capitalized. Prior to January 1, 2021, the policy was to capitalize E&E expenditures as E&E assets.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	6

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Management believes this change in accounting policy results in a more relevant and reliable policy as it is better aligned with the IFRS conceptual framework with respect to the definition of an asset and more consistent with its peer group.

This change in accounting policy has resulted in the adoption of the following accounting policies effective January 1, 2021.

Mineral properties

Mineral properties are measured at cost less accumulated depletion and accumulated impairment losses. Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition. Upon the achievement of commercial production, a mineral property is depleted using the unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated proven and probable reserves of the mine.

E&E expenditures

The costs of acquiring exploration stage properties, including transaction costs, in a business combination or asset acquisition are capitalized as an E&E asset at cost.

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for Mineral Resources, as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Evaluation expenditures are the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities, business combination or asset acquisition. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples and other sampling techniques, trenching and sampling activities in an ore body or other forms or data acquisition; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies.

E&E expenditures are expensed until it has been determined that a property is technically feasible and commercially viable, in which case, subsequent evaluation costs incurred to develop a mineral property are capitalized.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or mineral resources from a particular mineral property has been determined, the asset balance is reclassified to mineral properties within mineral properties, plant and equipment.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

■	The extent to which Mineral Reserves and Mineral Resources as defined in NI 43-101 have been identified through a feasibility study or similar document;

■	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

■	The status of environmental permits; and

■	The status of mining leases or permits
INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	7

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

E&E assets are tested for impairment immediately prior to reclassification to mineral properties.

Government incentive tax credits

The Company incurs expenditures where government incentive tax credits are available to offset specific expenditures incurred. These tax credits are recorded as a receivable when the amount is reliably measurable, and it is considered probable that the tax credit will be recovered. If the Company receives the benefit of a tax credit prior to satisfying requirements under the government program, it will be deferred as a liability and recorded in accounts payable and accrued liabilities.

Impact of the change in accounting policy

The Company reclassified all post acquisition E&E expenditures that were capitalized as E&E assets and reported in mineral properties, plant and equipment prior to the demonstration of technical feasibility and commercial viability as E&E costs. Initial acquisition costs of the Brucejack Mine and the Snowfield Property were unaffected by the change in accounting policy. All capitalized amounts for E&E assets associated with other projects, including regional drilling and exploration work on the Bowser Claims and the Porphyry Potential Deep Hole Drilling Project, were retrospectively expensed.

All BC mineral exploration tax credits associated with exploration costs that were offset against E&E assets, have been reclassified through E&E costs.

As a result of the accounting policy change, the Company recorded the following adjustments to specific account balances, increasing (decreasing) amounts previously recognized in the annual and interim consolidated financial statements.

Consolidated statements of financial position

	Previously reported	Policy change adjustment	As at January 1, 2020 Restated balance
Inventory	$21,945	$(487)	$21,458
Mineral properties, plant and equipment	1,500,512	(275,332)	1,225,180
Deferred income tax asset	10,051	38,789	48,840
Total assets	$1,573,167	$(237,030)	$1,336,137

Deferred income tax liabilities	$62,086	$(62,086)	$-
Other reserves	(128,926)	73,604	(55,322)
Deficit	(69,339)	(248,548)	(317,887)
Equity	954,302	(174,944)	779,358
Total liabilities and equity	$1,573,167	$(237,030)	$1,336,137
INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	8

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	Previously reported	Policy change adjustment	As at December 31, 2020 Restated balance
Inventory	$19,757	$(320)	$19,437
Mineral properties, plant and equipment	1,207,629	(257,695)	949,934
Deferred income tax asset	15,737	3,768	19,505
Total assets	$1,430,814	$(254,247)	$1,176,567

Deferred income tax liability	$142,750	$(91,037)	$51,713
Other reserves	(135,067)	73,604	(61,463)
Deficit	(107,777)	(236,814)	(344,591)
Equity	929,701	(163,210)	766,491
Total liabilities and equity	$1,430,814	$(254,247)	$1,176,567

Consolidated statements of earnings (loss) and comprehensive earnings (loss)

	For the three months ended June 30, 2020
	Previously reported	Policy change adjustment	Restated balance
Cost of sales	$106,555	$(6,660)	$99,895
Earnings from mine operations	60,012	6,660	66,672
E&E costs	-	1,299	1,299
Operating earnings	55,190	5,361	60,551
Earnings before taxes	50,178	5,361	55,539
Deferred income tax expense	16,326	1,514	17,840
Net earnings and comprehensive earnings for the period	$32,260	$3,847	$36,107
Earnings per common share - basic and diluted	$0.18	$0.01	$0.19

	For the six months ended June 30, 2020
	Previously reported	Policy change adjustment	Restated balance
Cost of sales	$196,060	$(12,024)	$184,036
Earnings from mine operations	97,067	12,024	109,091
E&E costs	-	2,393	2,393
Operating earnings	86,669	9,631	96,300
Earnings before taxes	75,123	9,631	84,754
Deferred income tax expense	33,707	3,251	36,958
Net earnings and comprehensive earnings for the period	$38,497	$6,380	$44,877
Earnings per common share - basic and diluted	$0.21	$0.03	$0.24
INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	9

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	For the year ended December 31, 2020
	Previously reported	Policy change adjustment	Restated balance
Cost of sales	$396,304	$(23,792)	$372,512
Earnings from mine operations	221,281	23,792	245,073
E&E costs	-	7,955	7,955
Operating earnings	200,076	15,837	215,913
Loss on sale of E&E asset	(132,149)	1,968	(130,181)
Earnings before taxes	43,025	17,805	60,830
Deferred income tax expense	(75,081)	(6,071)	(81,152)
Net loss and comprehensive loss for the year	$(38,438)	$11,734	$(26,704)
Loss per common share - basic and diluted	$(0.21)	$0.07	$(0.14)

If the Company’s accounting policy for E&E expenditures was unchanged, our earnings before taxes for the three and six months ended June 30, 2021 would have been negatively impacted by $5,184 and $10,272 respectively, for additional depreciation and depletion and positively impacted by $617 and $888, respectively, for reduced E&E costs.

Consolidated statements of cash flows

	For the three months ended June 30, 2020
	Previously reported	Policy change adjustment	Restated balance
Net cash generated by operating activities	$92,131	$(960)	$91,171
Net cash used in investing activities	$(9,384)	$960	$(8,424)

	For the six months ended June 30, 2020
	Previously reported	Policy change adjustment	Restated balance
Net cash generated by operating activities	$144,669	$(2,214)	$142,455
Net cash used in investing activities	$(20,119)	$2,214	$(17,905)

	For the year ended December 31, 2020
	Previously reported	Policy change adjustment	Restated balance
Net cash generated by operating activities	$317,309	$(8,382)	$308,927
Net cash generated by investing activities	$51,893	$8,382	$60,275
INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	10

3.	RECEIVABLES AND OTHER

	June 30,	December 31,
	2021	2020
Trade receivables	$6,781	$8,377
Prepayments and deposits	1,439	3,045
Tax receivables	1,066	1,133
Other receivables	83	328
	$9,369	$12,883

4.	INVENTORIES

	June 30,	December 31,
	2021	2020
		Restated - note 2
Materials and supplies	$16,155	$14,689
Finished metal	2,201	3,885
In-circuit	7,973	863
	$26,329	$19,437

As at June 30, 2021, depreciation and depletion of $2,930 (2020 – $1,501) and site share-based compensation of $74 (2020 – $28) was included in inventory.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	11

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Right of use (“ROU”) assets	E&E assets	Total
Year ended December 31, 2020
Cost
Balance - January 1, 2020 Restated - note 2	$532,214	$25,378	$573,247	$19,300	$230,181	$1,380,320
Additions	-	41,952	5,066	677	-	47,695
Transfer from construction in progress to plant and equipment	-	(22,772)	22,772	-	-	-
Transfer from construction in progress to mineral properties	3,651	(3,651)	-	-	-	-
Transfer from inventory to plant and equipment	-	-	232	-	-	232
Transfer from construction in progress to ROU assets	-	(39)	-	39	-	-
Disposals	-	-	(26)	-	(230,181)	(230,207)
Lease modifications	-	-	-	(482)	-	(482)
Balance - December 31, 2020 Restated - note 2	$535,865	$40,868	$601,291	$19,534	$-	$1,197,558

Accumulated depreciation and depletion
Balance - January 1, 2020 Restated - note 2	59,330	-	90,393	5,417	-	155,140
Depreciation and depletion	37,854	-	49,268	5,398	-	92,520
Disposals	-	-	(9)	-	-	(9)
Lease modification	-	-	-	(27)	-	(27)
Balance - December 31, 2020 Restated - note 2	$97,184	$-	$139,652	$10,788	$-	$247,624

Net book value - December 31, 2020 Restated - note 2	$438,681	$40,868	$461,639	$8,746	$-	$949,934

	Mineral properties	Construction in progress	Plant and equipment	ROU assets	Total
Cost
Balance - December 31, 2020 Restated - note 2	$535,865	$40,868	$601,291	$19,534	$1,197,558
Additions	2	45,490	(3,619)	4,533	46,406
Transfer from construction in progress to plant and equipment	-	(17,966)	17,966	-	-
Transfer from construction in progress to ROU assets	-	(20)	-	20	-
Lease modifications	-	-	-	210	210
Balance - June 30, 2021	$535,867	$68,372	$615,638	$24,297	$1,244,174

Accumulated depreciation and depletion
Balance - December 31, 2020 Restated - note 2	$97,184	$-	$139,652	$10,788	$247,624
Depreciation and depletion	20,549	-	24,500	3,581	48,630
Balance - June 30, 2021	$117,733	$-	$164,152	$14,369	$296,254

Net book value - June 30, 2021	$418,134	$68,372	$451,486	$9,928	$947,920

(a)     Depreciation and depletion

For the six months ended June 30, 2021, $48,181 (2020 – $44,389) of depreciation and depletion was recognized in the statement of earnings.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	12

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2021	2020
Trade payables	$45,995	$42,975
Accrued liabilities	13,538	9,902
Lease obligations	9,922	8,806
Deferred share unit liability	3,473	2,980
Government incentive program liability	2,964	-
RSU liability	2,814	2,766
Royalty payable	1,566	1,675
Accrued interest on loan facility	-	18
Accrued interest on convertible notes	651	660
Income taxes payable	250	-
	$81,173	$69,782
Non-current portion of lease obligations	(4,728)	(3,822)
Non-current portion of RSU liability	(1,273)	(1,132)
Current portion of accounts payable and accrued liabilities	$75,172	$64,828

(a)     Lease obligations

As at June 30, 2021, the Company’s undiscounted lease obligations consisted of the following:

	June 30,	December 31,
	2021	2020
Gross lease obligation - minimum lease payments
1 year	$5,519	$5,320
2-3 years	4,871	3,755
4-5 years	6	292
	$10,396	$9,367
Future interest expense on lease obligations	(474)	(561)
	$9,922	$8,806

For the six months ended June 30, 2021, interest expense on lease obligations was $326 (2020 – $328). Total cash payments on lease obligations and short-term leases were $4,204 (2020 – $3,083) and $936 (2020 – $335), respectively.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	13

7.	LONG-TERM DEBT

As at June 30, 2021, the Company’s long-term debt consisted of the following:

	Term facility	Revolving facility	Convertible notes	Total long-term debt
Balance - December 31, 2020	$131,945	$37,378	$93,302	$262,625
Accretion of convertible notes	-	-	2,761	2,761
Repayment of loan facility	(33,333)	(38,000)	-	(71,333)
Amortization of loan facility transaction costs	574	622	-	1,196
Balance - June 30, 2021	$99,186	$-	$96,063	$195,249
Current portion of long-term debt	(66,668)	-	(96,063)	(162,731)
Non-current portion of long-term debt	$32,518	$-	$-	$32,518

(a)     Senior secured loan facility

On December 18, 2018, the Company closed a $480,000 senior secured loan facility (the “loan facility”) with a syndicate of financial institutions arranged by The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. The loan facility consisted of a $250,000 senior secured amortizing non-revolving credit facility (the “term facility”) and a $230,000 senior secured revolving credit facility (the “revolving facility”). In 2019, the Company reduced the size of the revolving facility to $200,000 as required by the terms of the loan facility. The loan facility is secured by substantially all of the assets of the Company and its subsidiaries.

The term of the loan facility is four years, maturing on December 18, 2022. The undrawn portion of the loan facility at June 30, 2021 was $198,306 with $1,694 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement.

Each borrowing under the term and revolving facilities is available by way of USD London Inter-Bank Offered Rate (“LIBOR”) loans or USD base rate loans. The revolving facility is also available in Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans, and letters of credit.

Borrowings comprising USD LIBOR loans bear interest at LIBOR plus an applicable margin of 2.5% to 3.5% based on the Company’s net leverage ratio. Borrowings comprising USD base rate loans bear interest at the administrative agent’s base rate plus an applicable margin of 1.5% to 2.5% based on the Company’s net leverage ratio. For the six months ended June 30, 2021, $2,199 (2020 – $7,761) of interest expense was included in interest and finance expense in the statement of earnings.

The term facility is required to be repaid in equal installments of principal until maturity. In the first half of 2021, the Company paid two quarterly installments on the term facility in the amount of $33,333 (2020 – $33,333), reducing the outstanding balance on the term facility to $100,000 as at June 30, 2021.

During the second quarter of 2021 the Company voluntarily repaid $38,000 on the revolving facility. The outstanding principal balance on the revolving facility is $0 as at June 30, 2021. Any amounts due under the revolving facility are required to be repaid in full on the maturity date. Any unused portion of the revolving facility is subject to an annual standby fee.

Transaction costs associated with the loan facility were recorded as a loan discount and will be amortized over the term of the loan. For the six months ended June 30, 2021, $1,196 (2020 – $66) of amortization of the loan facility transaction costs were expensed to interest and finance expense in the statement of earnings.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	14

7.	LONG-TERM DEBT (Cont’d)

The effective interest rate for the loan facility as at June 30, 2021 is 3.6%. The Company is subject to financial covenants under the terms of the loan facility including a minimum interest coverage ratio, a maximum leverage ratio, a minimum tangible net worth covenant and a minimum liquidity covenant. As at June 30, 2021, the Company was compliant with all financial and non-financial covenants.

Loan facility refinancing

On August 9, 2021, we refinanced our loan facility by way of the “Amended Loan Facility”, comprised of a $100,000 non-revolving term credit facility (the “Term Facility”) and a $250,000 revolving credit facility (the “Revolving Facility”). The Term Facility was used to refinance the existing term loan ($100,000 on the closing date) and the Revolving Facility is available for general corporate purposes.

The Amended Loan Facility will mature on August 8, 2025. The Term Facility is to be repaid by way of seventeen equal quarterly installments of principal plus accrued interest commencing on September 30, 2021. Any funds drawn on the Revolving Facility are repayable in a single, lump sum payment (principal and accrued and unpaid interest) on the maturity date.

The Amended Loan Facility is available by way of US dollar London Interbank Offered Rate (“LIBOR”) loans that bear interest at LIBOR (or Secured Overnight Financing Rate, after the cessation of LIBOR) plus an applicable margin (ranging from 2.5% to 3.5%) determined based on the Company’s net leverage ratio, as well as other customary borrowing options. The Amended Loan Facility includes standard and customary finance terms and conditions including with respect to fees, representations, warranties, and covenants.

The terms and conditions of the Amended Loan Facility are set out in the Amended and Restated Credit Agreement made among the Company and a syndicate of lenders. The Bank of Nova Scotia (“Scotia”) acted as administrative agent, Scotia, ING Capital LLC (“ING”) and SG Americas Securities, LLC (“SGAS”) acted as the joint lead arrangers and joint bookrunners, with ING and SGAS acting as co-syndication Agents.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	15

8.	DECOMMISSIONING AND RESTORATION PROVISION

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the three months ended	For the year ended
	June 30,	December 31,
	2021	2020
Opening balance	$25,956	$21,239
Accretion of decommissioning and restoration provision	171	262
Change in amount and timing of cash flows	(528)	2,812
Change in discount rate	(3,092)	1,643
Ending balance	$22,507	$25,956

For the six months ended June 30, 2021, the provision decreased due to an increase in the discount rate. The Company used an inflation rate of 1.5% (2020 – 1.7%) and a real discount rate of 1.8% (2020 – 0.7%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $25,048 (C$31,044) (2020 – $20,096 (C$27,386)). Most of the expected expenditures to settle the decommissioning and restoration provision are anticipated to commence in 2033 after the end of the current mine life.

9.	REVENUE

Revenue by metal was:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Gold revenue	$149,431	$163,256	$294,708	$288,378
Silver revenue	2,520	1,432	4,736	3,244
Revenue from contracts with customers	$151,951	$164,688	$299,444	$291,622
Gain (loss) on trade receivables at fair value	357	1,879	(4,708)	1,505
	$152,308	$166,567	$294,736	$293,127

Revenue from contracts with customers by product was:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Gold revenue - doré	$106,094	$114,267	$211,464	$198,642
Gold revenue - concentrate	43,337	48,989	83,244	89,736
Silver revenue - concentrate	1,681	962	3,017	2,072
Silver revenue - doré	839	470	1,719	1,172
	$151,951	$164,688	$299,444	$291,622
INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	16

10.	COST OF SALES

Total cost of sales was:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
		Restated - note 2		Restated - note 2
Production costs	$70,753	$64,189	$138,149	$125,877
Depreciation and depletion	24,325	23,242	48,181	44,389
Royalties and selling costs	5,477	5,196	10,355	10,176
Site share-based compensation	233	693	381	354
Change in inventories	(2,944)	6,575	(5,426)	3,240
	$97,844	$99,895	$191,640	$184,036

Production costs by nature of expense were:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Consultants and contractors	$30,867	$23,607	$56,554	$46,670
Salaries and benefits	18,828	21,386	39,681	40,770
Supplies and consumables	8,804	10,550	17,775	19,554
Travel and camp accommodation	4,336	3,116	8,738	5,456
Energy	4,196	2,856	8,538	7,424
Camp administrative costs	1,125	988	2,502	2,347
Freight	1,662	1,012	2,655	2,100
Insurance	495	433	1,012	887
Rentals	440	241	694	669
	$70,753	$64,189	$138,149	$125,877

11.	INTEREST AND FINANCE EXPENSE

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Interest expense on convertible notes	1,949	1,948	$3,877	$3,896
Interest expense on loan facility	$1,667	$2,429	3,394	7,827
Interest expense on leases	129	140	261	328
Other interest expense	90	99	193	198
Accretion of decommissioning and restoration provision	107	69	170	158
	$3,942	$4,685	$7,895	$12,407

12.	CAPITAL AND RESERVES

(a)     Share capital

At June 30, 2021, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	17

12.	CAPITAL AND RESERVES (Cont’d)

(b)    Other reserves

As at June 30, 2021, the Company’s other reserves consisted of the following:

	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Total other reserves
Balance - December 31, 2020 Restated - note 2	$41,327	$17,603	$(120,393)	$(61,463)
Shares issued upon exercise of options	(1,986)	-	-	(1,986)
Value assigned to options vested	42	-	-	42
Balance - June 30, 2021	$39,383	$17,603	$(120,393)	$(63,407)

(c)     Share options

The following table summarizes the changes in share options for the six months ended June 30:

	2021		2020
	Number of share options	Weighted average exercise price (in CAD)	Number of share options	Weighted average exercise price (in CAD)
Outstanding, January 1,	936,102	$11.53	3,468,310	$10.01
Exercised	(450,487)	10.50	(1,276,976)	7.99
Forfeited	-	-	(34,795)	10.99
Expired	(9,900)	12.13	(73,568)	10.92
Outstanding, June 30,	475,715	$12.56	2,082,971	$11.19

For options exercised during the period, the related weighted average share price at the time of exercise was C$10.53 (2020 – C$11.88).

The following table summarizes information about share options outstanding and exercisable at June 30, 2021:

	Share options outstanding		Share options exercisable
Exercise prices (in CAD)	Number of share options outstanding	Weighted average years to expiry	Number of share options exercisable	Weighted average exercise price (in CAD)
$8.00 - $9.99	25,000	0.20	25,000	9.73
$10.00 - $11.99	20,000	1.11	20,000	10.44
$12.00 - $13.99	420,715	1.70	329,965	12.82
$14.00 - $15.99	10,000	0.11	10,000	15.17
	475,715	1.56	384,965	$12.56

The total share-based compensation expense for the six months ended June 30, 2021 was $42 (2020 – $687), which was expensed in the statement of earnings as share-based compensation.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	18

12.	CAPITAL AND RESERVES (Cont’d)

(d)    RSU’s

The following table summarizes the changes in RSU’s for the six months ended June 30:

	2021		2020
	Number of RSU’s	Weighted average fair value (in CAD)	Number of RSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	412,365	$14.55	404,523	$14.44
Granted	401,623	12.27	450,483	11.89
Settled	(106,925)	12.78	(120,407)	13.87
Forfeited	(68,149)	13.50	(55,207)	11.68
Outstanding, June 30,	638,914	$11.77	679,392	$11.20

At June 30, 2021, a liability of $2,319 (2020 – $1,743) was outstanding and included in accounts payable and accrued liabilities. For the six months ended June 30, 2021, $818 (2020 – $199) was recognized in the statement of earnings as share-based compensation.

(e)     Performance share units (“PSU’s”)

The following table summarizes the changes in PSU’s for the six months ended June 30:

	2021		2020
	Number of PSU’s	Weighted average fair value (in CAD)	Number of PSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	100,972	$14.55	166,085	$14.44
Granted	137,896	12.27	202,628	11.89
Forfeited	-	-	(67,576)	11.57
Outstanding, June 30,	238,868	$11.77	301,137	$11.20

At June 30, 2021, a liability of $495 (2020 – $475) was outstanding and included in accounts payable and accrued liabilities. For the six months ended June 30, 2021, $256 (2020 – recovery of $406) was recognized in the statement of earnings as share-based compensation.

(f)      DSU’s

The following table summarizes the changes in DSU’s for the six months ended June 30:

	2021		2020
	Number of DSU’s	Weighted average fair value (in CAD)	Number of DSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	260,009	$14.59	156,825	$14.45
Granted	102,929	12.44	85,046	11.89
Outstanding, June 30,	362,938	$11.86	241,871	$11.36

At June 30, 2021, a liability of $3,473 (2020 – $2,016) was outstanding and included in accounts payable and accrued liabilities. For the six months ended June 30, 2021, $409 (2020 – $314) was expensed in the statement of earnings as share-based compensation.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	19

12.	CAPITAL AND RESERVES (Cont’d)

(g)     Earnings per share

The calculation of diluted earnings per share was based on earnings attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the three months ended June 30, 2021 and 2020, potential share issuances arising from the exercise of share options and the settlement of RSU’s and PSU’s in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options were not included in the diluted earnings per share calculation as their effect was anti-dilutive.

The following table summarizes the calculation of basic and diluted earnings per share:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
		Restated - note 2		Restated - note 2
Net earnings for the period	$30,725	$36,107	$57,320	$44,877

Basic weighted average number of common shares outstanding	187,859,371	186,085,641	187,795,501	185,744,251
Effective impact of dilutive securities:
Share options	37,865	358,778	58,519	477,389
RSU’s and PSU’s	129,002	192,673	129,002	192,673
Diluted weighted average number of common shares outstanding	188,026,238	186,637,092	187,983,022	186,414,313

Earnings per share
Basic	$0.16	$0.19	$0.31	$0.24
Diluted	$0.16	$0.19	$0.30	$0.24

13.	RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors and officers including its President and Chief Executive Officer (“CEO”), its Vice President and Chief Operating Officer and its Vice President and Chief Financial Officer.

For the six months ended June 30, 2020, it also included the Company’s former officers, including its CEO, Executive Vice President and Chief Financial Officer (“EVP, CFO”), Vice President, Operations (“VP Ops”), its Executive Vice President, Corporate Affairs and Vice President and Chief Exploration Officer.

Directors and key management compensation:

	For the three months ended
	June 30,	June 30,
	2021	2020
Salaries and benefits	$1,744	$4,446
Share-based compensation	1,136	285
Termination costs	1,034	2,234
	$3,914	$6,965
INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	20

13.	RELATED PARTIES (Cont’d)

For the six months ended June 30, 2021, termination costs include $1,034 (C$1,289) associated with the departure of the former Executive Vice President, Corporate Affairs and Sustainability. These costs were recorded to corporate administrative costs in the statement of earnings in the fourth quarter of 2020.

For the six months ended June 30, 2020, termination costs include $2,234 (C$3,170) associated with the departure of the former CEO. These costs were recorded to corporate administrative costs in the statement of earnings.

14.	FINANCIAL RISK MANAGEMENT

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, non-trade receivables and other, restricted cash and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

The carrying value of the loan facility approximates fair value due to the floating rate basis of the interest charges and insignificant changes in credit risk. The carrying value of the debt portion of the convertible note approximates its fair value.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	21

14.	FINANCIAL RISK MANAGEMENT (Cont’d)

As at June 30, 2021	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$202,543	$-	$-	$-
Trade receivables	6,781	-	-	6,781	-
Non-trade receivables and other	-	2,588	-	-	-
Restricted cash	-	56	-	-	-
	$6,781	$205,187	$-	$6,781	$-
Financial liabilities
Accounts payable and accrued liabilities	$-	$64,964	$-	$-	$-
Lease obligations	-	9,922	-	-	-
RSU liability	2,814	-	-	2,814	-
DSU liability	3,473	-	-	3,473	-
Loan facility	-	99,186	-	-	-
Debt portion of convertible note	-	96,063	-	-	-
	$6,287	$270,135	$-	$6,287	$-

As at December 31, 2020	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$174,753	$-	$-	$-
Trade receivables	8,377	-	-	8,377	-
Non-trade receivables and other	-	4,506	-	-	-
Restricted cash	-	55	-	-	-
	$8,377	$179,314	$-	$8,377	$-
Financial liabilities
Accounts payable and accrued liabilities	$-	$55,212	$-	$-	$-
Lease obligations	-	8,806	-	-	-
RSU liability	2,766	-	-	2,766	-
DSU liability	2,980	-	-	2,980	-
Loan facility	-	169,323	-	-	-
Debt portion of convertible note	-	93,302	-	-	-
	$5,746	$326,643	$-	$5,746	$-
INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	22

15.	CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters may take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

(a)     Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Securities Act (Ontario). The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). In 2020, the plaintiff brought a motion to amend the statement of claim to plead additional misrepresentations. On July 22, 2020, the Court refused to permit these new allegations. The plaintiff appealed this refusal to the Court of Appeal for Ontario, and subsequently abandoned this appeal on February 18, 2021.

On December 7 and 8, 2020, the Court heard the Company’s and Robert Quartermain’s motion for summary judgment to dismiss the Wong Action and the plaintiff’s cross-motion for summary judgment to allow the Wong Action. On February 2, 2021 the Court allowed the defendants’ motion for summary judgment, dismissed the plaintiff’s cross-motion for summary judgment, and dismissed the Wong Action. The Court ruled that the Company did not make a misrepresentation in its continuous disclosure and that, in any event, the defendants were relieved of liability on the basis that they conducted a reasonable investigation pursuant to section 138.4(6) of the Securities Act (Ontario). On March 1, 2021, the plaintiff filed a Notice of Appeal with the Court of Appeal for Ontario, appealing the Court’s decision. The appeal is scheduled to be heard in the fourth quarter of 2021.

The Company believes that the allegations made against it in the Wong Action are meritless and it will continue to vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	23

15.	CONTINGENCIES (Cont’d)

(b)    Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of BC.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. In October 2020, the Supreme Court of BC partially allowed an application from Bear Creek to add parties to the Bear Creek Action and amend its pleadings, including with respect to the Company. In February 2021, Bear Creek filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act. The Company is participating in those proceedings as a creditor of Bear Creek.

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2021	24